UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
Global Med Technologies, Inc.
(Name of Subject Company)
Global Med Technologies, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share, and
Series A Convertible Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
37935E101
(CUSIP Number of Class of Securities)
Michael I. Ruxin, M.D.
Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420,
Lakewood, CO 80215
(303) 238-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copies to:
Clayton E. Parker
Martin T. Schrier
K&L Gates LLP
200 S. Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Global Med Technologies, Inc., a Colorado corporation (“Global Med”), with the Securities and Exchange Commission (the “SEC”) on March 4, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), through its wholly owned subsidiary Atlas Acquisition Corp., a Colorado corporation (“Purchaser”), to purchase all of the outstanding shares of Global Med’s common stock, $0.01 par value per share (the “Global Med Common Stock”), and all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Global Med Preferred Stock”), upon the terms and subject to the conditions set forth in Haemonetics’ Offer to Purchase, dated February 19, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”). The Offer to Purchase is attached as Exhibit (A)(1)(A) to the Schedule TO filed by Haemonetics with the SEC on February 19, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and the terms of the Offer (as defined below) are set forth in the Offer to Purchase and in the related Letter of Transmittal for the Global Med Common Stock and the Letter of Transmittal for the Global Med Preferred Stock (each, as the context requires, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Forward Looking Statements”:
“(m) Expiration of the Subsequent Offering Period; Exercise of the Top-Up Option.
     At 12:00 midnight, Boston, Massachusetts time, on March 31, 2010, the subsequent offering period expired and was not extended, marking the conclusion of the Offer. Based on the information provided by Computershare Trust Company, N.A. to Haemonetics, as of the expiration of the subsequent offering period, 3,960 shares of Global Med Preferred Stock and approximately 34,398,052 shares of Global Med Common Stock had been tendered in and not withdrawn from the Offer (including the Shares tendered during the subsequent offering period). These tendered Shares constituted 100% of the shares of Global Med Preferred Stock outstanding and approximately 89.7% of the shares of Global Med Common Stock outstanding. Purchaser accepted for payment all Shares validly tendered.
     Pursuant to the terms of the Merger Agreement, Purchaser has exercised the Top-Up Option to increase its ownership of Global Med Common Stock to at least one share more than 90% of the number of shares of Global Med Common Stock outstanding (after giving effect to the issuance of the shares of Global Med Common Stock pursuant to the Top-Up Option). As described in the Merger Agreement, the purchase price per share of the Global Med Common Stock sold to Purchaser in connection with its exercise of the Top-Up Option was equal to the Common Stock Offer Price (the “Top-Up Option Purchase Price”). The aggregate Top-Up Option Purchase Price was paid by the Purchaser with a secured promissory note having a principal amount equal to the Top-Up Option Purchase Price multiplied by the number of Top-Up Option Shares.
     Haemonetics has advised Global Med that it intends to complete its acquisition of Global Med by merging Purchaser with and into Global Med by way of a “short form” merger, without a vote or meeting of the shareholders of Global Med in accordance with the applicable provisions of Colorado law. In the Merger, all remaining publicly-held shares of Global Med Common Stock (other than shares of Global Med Common Stock as to which dissenters’ rights are validly exercised and perfected under applicable Colorado law) will be converted into the right to receive $1.22 per share of Global Med Common Stock, net to the holder in cash, without interest and less any applicable withholding taxes, representing the same price paid in the Offer. Under Colorado law, Haemonetics is required to give ten days’ prior notice of the Merger to the remaining shareholders of Global Med, and Haemonetics has informed Global Med that it expects to complete the Merger promptly thereafter. Following the Merger, Global Med will become a wholly-owned subsidiary of Haemonetics, and shares of Global Med Common Stock will no longer be eligible for quotation on the OTC Bulletin Board.
     On April 1, 2010, Haemonetics and Purchaser issued a press release announcing the conclusion of the Offer. The full text of the press release issued by Haemonetics and Purchaser is set forth as Exhibit (a)(12) hereto and is incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by changing the subheading entitled “(m) Forward-Looking Statements” to reflect the following:
“(n) Forward-Looking Statements.”
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
“(a)(12)	Press Release issued by Haemonetics and the Purchaser, dated April 1, 2010 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 6 to the Schedule TO).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL MED TECHNOLOGIES, INC.
By:	/s/ MICHAEL I. RUXIN, M.D.
	Name:	Michael I. Ruxin, M.D.
	Title:	Chief Executive Officer

Dated: April 1, 2010

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